

PRODUCTION

Business Plan

320 Kingsland Avenue
Brooklyn, NY

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Table of Contents

PRODUCTION

The union of great beer and food

PRODUCTION is the creative integration of a brewery, restaurant, bar, event space and community gathering place. By bringing together top brewer and restaurateurs, PRODUCTION will create an experience that satisfies the needs of craft beer drinkers and sophisticated gourmands alike.

PRODUCTION is opening in a converted warehouse on Kingsland Avenue in the Greenpoint neighborhood of Brooklyn. This post-industrial, open-floorplan space features contrasting features such as exposed brick walls and iron work, alongside a two-story modern glass façade. The design of PRODUCTION pays homage to the design aesthetic of Stillwater Artisanal, the international beer brand whose founder is a partner in PRODUCTION.

PRODUCTION will make use of four distinct areas within its open-floorplan facility for brewing, dining, events, and for its bar / retail operation. Visitors will socialize and enjoy limited-edition PRODUCTION beers in a welcoming space near the front of house, enjoy meals from our inspired menu in a communal environment, view the brewing process firsthand, attend varying creative events, and have the opportunity to buy canned beer and other merchandise on their way out.

$20
Average Food Ticket

$14
Average Beer Ticket

$115
Average Keg Price

75
Seats

Great beer from a world-renowned brewer

Brian Strumke, one of PRODUCTION's founding partners is the owner of Stillwater Artisanal, an internationally distributed beer brand. Brian is well known throughout the craft beer scene, and Stillwater's brand value will drive enthusiasts to PRODUCTION's space.

Food from a North Brooklyn leading restaurateur

Partnered with Strumke is Robert Lorenzo, who has been directly involved in building over 5 Brooklyn restaurants, including: Jimmy's Diner, Lilia, and Anella.

Products



Special Release 750ml Bottles & Cans
PRODUCTION will generate continuously renewed customer interest through its special-release 750ml bottles and cans. Monthly, we'll put out new batches of exciting and inventive specialty beer. These releases give people another reason to regularly visit the brewpub, and evoke the inventive spirit of Stillwater.

750ml Special Release Bottles
Average Price: $25.00 per Bottle
8/12/16oz Special Release Cans
Average Price: $16.00 per 4-pack

Cans and Packaged Food & Beverages
Within PRODUCTION, visitors can purchase individually selected six packs (on-premise beers in addition to Stillwater classics will be available) as well as packaged food items evoking the flavors of our menu, local goods and in-house created non-alcoholic beverages, like kombucha.

Retail Cans, Food and Beverage Product
Average Sale: $30 per Customer

3

Our Food Concept

Flavors are gathered from a myriad of cuisines and inspired by the diverse profiles of Stillwater Artisanal beers. Production's menu will pair local ingredients with global flair; paying homage to the North Brooklyn community, while incorporating distinct flavors and ideas we've gained from our travel experiences - all tailored to pair with our unique beverage selections. Food will be served in our restaurant and bar areas, as well as available for purchase from our retail store.

Restaurant Food Focus:

Dynamic All-Day and Dinner Menus
Spent Grain Program (utilizing leftover grain from brewing to produce various breads & baked goods)
House-Fermented Foods (such as kimchi)
Grilled Meats
Local Seafood & Raw Bar
Fresh and Inventive Vegetable Dishes
Global Cuisine Integration
Daily and Weekly Specials

Bar Snacks & Retail Foods Focus:

Preserved Meats & Seafood
Spiced Nuts
Baked Goods
In-House Canned Goods (such as produce, salted meats, small fish, etc)
In-House Pickled/Jarred Local Produce
Various Pintxos & Small Plates

Our Neighborhood

Greenpoint and McGolrick Park

Long a Polish, Slavic, and Irish ethnic enclave influenced by an industrial presence, Greenpoint and more specifically the neighborhood around Msgr. McGorlick Park has seen rapid gentrification over the past five years. Ignited by similar rapid growth in nearby Williamsburg, innovative restaurants, cafes and breweries have opened.

Creative and Empowered Consumers

North Brooklyn residents, including those in Greenpoint, are economically empowered. Over 28% make between $95,000 and $150,000 per year. A fair portion of the population works in creative arts and technology. These people are the driving force behind the local food and beer movement, and respond well to our fusion of art and craft beer.

Greenpoint Generations, % of Population



7%	44%	25%	18%	6%
Under 25	Millennials	Gen-X	Boomers	75+

Gap in the Brooklyn Brewpub Market

Many breweries with brewpubs.
Some with beer by qualified brewers.
Few with food that meets expectations.

Breweries with taprooms on the rise.
Over the past five years, breweries have experienced strong growth in NYC. Driven by a rising demand for craft beer and funding sources eager to participate in building this form of manufacturing, entrepreneurs, some with big beer experience and others who are merely homebrewers have gotten into the game. Despite this yielding varying beer quality, all of these new breweries have found a market for their product due to the strong demand. As NYC's locally-brewed beer market matures, drinkers will become more discerning and demand better quality.

Food and beer part of a greater experience.
Foodie and craft beer culture have undoubtedly merged in NYC. Until now, breweries served greasy, filling meals with cheap ingredients just to suffice additional beer sales through longer turn rates. Most of the breweries that have opened in the past five years thought through their beer menu first, and merely added food options as requisite fillers. Thanks to the success of food halls and beer gardens, New Yorkers are coming to expect great, unique food options that are paired with great locally-made beer. They're looking for a unified beer and food experience.

Our legacy: Stillwater Artisanal

stillwater artisanal.
a beer company
Stillwater is where art and beer meet.

Gypsy Brewer.
One of the world's first.
Beer is made using other brewers'
capacity. Stillwater brews all over
the world.

Distributed Worldwide.
Stillwater Artisanal is sold in stores
in 38 states and overseas in
Canada, Europe, South America,
Asia, and Australia.

Awards.
People love Stillwater beer.
Best New Brewer (2011)
Top 100 Brewers (2011 – 2015)
Best Brewer in MD (2011 – 2015)

Concoctions.
Every beer batch is special.
Over 60 individual styles made in
2017. Stillwater's steady stream of
unique flavors builds loyalists.

Creative Release.
Come together and create.
Stillwater has grown into a
platform for like-minded visionaries
to collaborate.

Aesthetic.
Not your cliché beer company.
Stillwater's modern-art aesthetic
challenges the classic design
prevalent in beer manufacturing.

Stillwater's Recent Varieties



stillwater artisanal
GOSE GONE HOPPED
SPACED
micro
citra-focused pale ale
4.5% alc/vol
stillwater artisanal

///
INSETTO
THE CLOUD
stateside saison

Our Artistic Heritage

Beer label as a creative platform

Since it's inception, Stillwater as been a synthisization of art and beer; born out of founder Brian's desire to use beer as an artistic medium. Stillwater, its liquids and its label-space are all a platform for creativity. Each variety is an opportunity for thematic synergies between flavor and artful label design, culminating in a unique experience for Stillwater's loyal customers.

Mike Van Hall

The artistry and distinct branding behind Stillwater is lead by Mike Van Hall, a design artist influenced by pop-culture, politics, and social commentary. Mike and Brian brainstorm on often-abstract concepts and pull together unlikely beer styles and design elements to build each new release. Mike will be collaborating with PRODUCTION in continuation of his design work with Stillwater.

Artistry for PRODUCTION

Stillwater's passion for starting with a simple idea and bringing together eclectic concepts will emanate throughout PRODUCTION's aesthetic. From hashing super modern design with post-industrial fixtures, to retail beer sales, to merchandise, guests will be immersed in a unique, engaging artistic experience.



8

Finally a home of our own



The Henry Norman
Norman Ave
Norman Ave
Russell St
N Henry St
Monitor St
Kingsland Ave
Sutton St
Morgan Ave
Windmill Studios NYC
Nassau Ave
Nassau Ave
Russell St
Monitor St
Kingsland Ave
Sutton St
Humboldt St
Msgr. McGolrick Park
Russell St
Monitor St
Kingsland Ave
Sutton St

Production's New Home
301 Kingsland Avenue

12 years in the making
After a career as a touring DJ, Brian Strumke began brewing in his backyard in Baltimore, experimenting with flavors and uncanny recipes. After five years of his brews winning national awards, Stillwater Artisanal officially launched to the public in 2010.

Thanks.
Within a year of launch, Stillwater was ranked the #2 "Best New Brewers in the World" by RateBeer.com. We've been in the top 100 ever since.

Greenpoint
Opening PRODUCTION is an opportunity for the art and flavor of Stillwater to find a home in Brooklyn. While PRODUCTION is a distinct entity from Stillwater, it provides a platform for our well-developed artistry to thrive, and a community for us to take root in. By localizing the global presence of Stillwater, Production will offer guests and visitors the chance to be a part of something long awaited.

PR and Engagement Strategy

Engagement from the Start

PRODUCTION will launch with a massive crowdfunding campaign that will serve to raise funding for the business' launch, as well as generate publicity and offer beer lovers a chance at a direct connection with the brewery. We intend to secure crowdfunding from investors nationally, with a special focus on our neighboring residents in North Brooklyn, eager to reinvest in their community and see a project close to home succeed.

The Door + Production

To do this, we've enlisted world-renowned PR agency The Door. The Door represents top hospitality brands and specializes in generating publicity through top-tier online influencers. Leveraging cofounder Brian Strumke's success and renown in the brewing community and The Door's expertise in engaging our target demographic, we intend to build a sustainable brand presence, an ample base of customers during our campaign launch, and renewed opportunities for reengagement through our events and special product releases.



The Door is a highly versatile PR agency that focuses on hospitality, entertainment, and high-presence product lines. They're able to parlay their experience into effective services for restaurant brands like Shake Shack as well as for established influencers such as Rachel Ray, Gigi Hadid, and Vivian Howard. Our engagement of The Door will enable us to garner celebrity and key food-industry influencer support to foster our customer base.



Brian Strumke

Musician to Homebrewer.

After years of worldwide touring as a DJ and producer, Brian Strumke decided to transfer his creative energy into designing nouveau translations of existing beer styles in the backyard of his Baltimore residence. Five years later in 2010, Stillwater Artisanal Ales was introduced to the public.

Expert Brewer.

As a homebrewer, Strumke won awards in esoteric categories for to his innovative use of herbs, spices, and wild yeasts. He made his mark on the community with his often odd concoctions and unconventional methods. With Stillwater, he became an expert Beer Designer; engineering and producing beer in different facilities worldwide as a 'Gypsy Brewer'. Since creating Stillwater, Strumke has been featured in The New York Times, Washington Post, Bloomberg, NPR, and many more. Brian will bring PRODUCTION's beer quality to a high level and will maintain Stillwater's precedent.

Internationally-known craft brewer.

Strumke's career as a gypsy brewer has distinguished him in that he's well known internationally. Unlike many craft brewers who gain local or regional renown, Strumke has a loyal online audience globally, and strong communities of Stillwater lovers throughout the world. Brian's cult following internationally will help drive tourists to PRODUCTION, accompanying our mainstay sales from neighborhood residents.

Robert Lorenzo

Seasoned Restaurateur
Robert Lorenzo has worked in the restaurant industry for over twenty years. Beginning in 2002 with opening Biscuit in Prospect Heights, Robert has entrenched himself in the Brooklyn restaurant scene.

Diverse Establishments
After opening Biscuit, Robert opened Sample in Boerum Hill and has successively worked on restaurant projects across a myriad of cuisines, themes, and neighborhoods. His versatile experience will allow PRODUCTION to build a high-functioning culinary team capable of handling Production's tremendous customer capacity and unique service model.



A Brewpub at Scale

We'll serve 12oz pints of our beer at $7. Accompanying our exciting beer selections, we'll serve an all-day and dinner menu. Guests will imbibe great beverage and eat exciting food in an environment with communal seating.



Continuing our relationship with 12% Distributors, we'll distribute PRODUCTION kegs regionally. 12% is well networked with like-minded bars and restaurants throughout the area. Wholesale sales of Production kegs will complement our mainstay sales of Stillwater Ales worldwide.

$1,155
Revenue per Barrel

$230
Revenue per Barrel

Craft Beer in Brooklyn

Large consumer base, few local breweries.

Inline with the nationwide growth in craft beer consumption, New York City and Brooklyn have reached over 1.4 million and 190,000 barrels of annual craft beer consumption respectively. While over a dozen breweries have opened within the five boroughs in the past three years, the city is still vastly underserved by craft breweries. NYC has just one craft brewery for every 56,000 barrels of annual craft beer demand. By comparison, Portland has a brewery for every 10,000 barrels of demand.



Number of Breweries in Major US Cities

Portland, OR	84
Denver	44
Seattle	43
New York City	25
Brooklyn	10

Source: Nielsen, 2015 Survey

Brooklyn Brewpubs

As the epicenter of craft beer demand in the city, brewpubs that have opened in Brooklyn over the past five years have laid the groundwork for consumer price perception and expectations. When Production opens, our target customer base will have a sense of the value they're getting.

$6.50 Average price per pint at brewpubs in Brooklyn.
10 Breweries with taprooms in Brooklyn.

Center of craft beer in NYC!

Greenpoint and the corridor around Newtown Creek is home to the majority of the beer distributors in NYC. The biggest names in craft beer distribution also call the area home.



Twelve Percent

Our distributor, Twelve Percent has a head office just blocks away from PRODUCTION's new space.

Key Competition: Threes Brewing

A brewpub with a full food menu
Threes is novel in the NYC market for offering full-scale foodservice paired with its brewpub offerings. The brewery uses the "food hall" model, featuring resident and rotating vendors from some of the most well known names from the Brooklyn food scene. To that end, Threes is able to renew its appeal for those who see it as a destination brewpub, and can use its facilities as an open platform for musical and artistic events, all of which further drive in-house beer sales.

Proof that restaurant-brewpubs work
Threes' acclaim and success in Gowanus is empirical evidence of the value that comes from bringing great locally brewed beer and high quality food together under one roof. Threes' food offerings, which prominently feature meat in many dishes, establish a baseline for price-value expectations. Small-portioned dishes bring in $10-$15.

Proof that brewpubs can build in daytime offerings
Threes' partnership with Ninth Street Espresso has enabled them to add-in an economically-sustainable morning shift.



The Meat Hook
The Meat Hook is Threes' resident foodservice operator, bringing some of the best meat in the borough to creative, hearty dishes.



Ninth Street Espresso
Ninth Street Espresso runs Threes' coffee program and daytime foodservice program. They've demonstrated that a brewpub can become a casual café-like space during early daytime hours.

Rotating vendors have included:
The Sussman Brothers
DBGB
Stern & Ogrodnek (of Battersby & Dover)
Franny's
Roberta's
Mile End Delicatessen

16

Key Competition: Kings County Brewers Collective





A proof of concept

Kings County Brewers Collective is the proof of concept for a brewpub at our scale and wholesale barrelage output.

Converted from a warehouse in the Bushwick neighborhood, KCBC is a destination for craft beer drinkers throughout the area. Founded by three active NYC-based homebrewers, KCBC has demonstrated that a brewpub with retail can sales and wholesale keg sales is viable in the local market with a capacity under 5,000 barrels per year.

Our opportunity

KCBC offers great beer, and a great environment that draws crowds and embodies the DIY spirit of the homebrewing movement. PRODUCTION brings even more to that type of experience: great beer from a brewer already known to the market with a full food menu brought by seasoned operators of some of North Brooklyn's most coveted restaurants.

Local Competition





Greenpoint Beer and Ale

Greenpoint Beer and Ale is a local example of communal-style house beer and food options delivered in a post-industrial atmosphere. GBA evolved into a brewery with a brewpub attached from a kitsch brewpub called Dirck the Norseman.

In the past two years, since the name change to GBA, the brewpub has fallen behind from its previous standards. Diners report poor-quality food prepared in an dirty environment. GBA has attempted to bolster its online rating through paid Yelp reviewers, but amongst regular reviews its food quality and service quality are rated below-average.

Rockaway Brewing Company

Albeit much smaller than PRODUCTION's footprint, Rockaway Brewing Company pairs well-reviewed beer with high quality food options. RBC benefits further from occupying a property conjoined to the LIC Flea seasonal food market.

While RBC delivers a fun environment with great food and drink, they're severely limited in terms of space. With less than 900 square feet in their taproom, the space is overcrowded on most nights, and its standing-room-only setup increases their turn rate and lowers their average check.

Local Competition by Distance



Many breweries with brewpubs.
Some with beer by qualified brewers.
**Few with food that meets
expectations.**

1. War Flag Brewing Company
Regional distribution.
Small taproom.
Weak branding.

2. Greenpoint Beer and Ale
Quality atmosphere.
Key neighborhood competitor.
Poor product and service quality.

3. Kings County Brewers Collective
Similar scale.
Quality beer.
Limited food options.

4. Brooklyn Brewery
Major tourist attraction.
Commoditized moderate beer quality.
Losing "craft" status at large scale.

5. Third Rail Brewing
Smallest-scale operator.
Wholesale only.
Limited varieties.

6. Sixpoint Brewery
Massive distribution.
Niche flavors.
No taproom.

7. Threes Brewing Company
Successful restaurant-brewpub.
Creative experience for visitors.
Moderate quality product.

8. Strong Rope Brewery
Licensed farmbrewer.
Small operation.
No food options.

9. Other Half Brewing Company
Tap room for private events only.
Unique design and aesthetic.
Small scale operation.

10. Coney Island
High quality beer.
Medium-sized taproom.
Unique neighborhood attraction.

Startup Costs

Leasehold Improvements	$600,000
Furniture and Fixtures	$50,050
Equipment	$422,940
Deposits	$39,500
Organizational Costs	$5,115
Working Capital	$502,503
Total Fixed Startup Costs	**$1,620,108**
Pre-Opening Operating Expenses	$71,192
Professional Fees	$68,700
Pre-Opening Marketing	$25,000
Non-Inventory Supplies	$15,000
Total Startup Expenses	**$179,892**
Total Startup Costs	**$1,800,000**

Working Capital
PRODUCTION's brewing operation at launch will consist of a staff of one head brewer and two subordinate brewers. This direct labor setup is scalable up to 2,800 barrels per year in volume. Accordingly, from launch until this point, the company will grow into its effective gross margin, and require working capital to support progress towards this goal. Our working capital budget is based upon our worst-case scenario break-even point.

Buildout
PRODUCTION is scheduled to open in Fall 2018. In the next 10 months, renovation will take place under lenient terms from the building's landlord (who approached the PRODUCTION team offering this space). We expect to begin incurring operating expenses 5 months before opening, and onboard further requisite staff 2 weeks before opening.

Lease
PRODUCTION is getting two years of free rent in exchange for 15% Class B Membership for our landlord.

Pro Forma Projections

5 Year P&L Snapshot ($000s)

	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5
Revenue	$1,519	$3,100	$3,864	$4,539	$5,214
Direct Costs	$471	$856	$1,094	$1,318	$1,559
Gross Profit	$1,048	$2,244	$2,770	$3,221	$3,655
Gross Margin	*69%*	*72%*	*72%*	*71%*	*70%*
SG&A Expenses	$600	$1,285	$1,672	$1,966	$2,184
EBITDA	**$447**	**$959**	**$1,098**	**$1,255**	**$1,471**
Int. & Dep.	$125	$125	$125	$125	$125
Pre-Tax Profit	**$322**	**$834**	**$973**	**$1,130**	**$1,346**

Barrelage Summary by Year



YEAR 1 — 621 / 617
YEAR 2 — 1,098 / 1,272
YEAR 3 — 1,530 / 1,568
YEAR 4 — 1,962 / 1,824
YEAR 5 — 2,394 / 2,080

Wholesale
Brewpub



YEAR 5	26%
YEAR 4	25%
YEAR 3	25%
YEAR 2	27%
YEAR 1	21%

Operating Expenses Direct Costs Profit

$1.8 Million Capitalization

With an initial infusion of $1.8 million, PRODUCTION will have sufficient capital to launch and sufficient working capital to sustain operations through break-even. We forecast our operating margins to reach 30% as we reach output benefits from economies of scale.

20

Target Funding Structure

Reg. Crowdfunding: Revenue Share	$1,000,000
Equity Investors: Accelerated Payback	+ $800,000
	$1,800,000

Regulation CF Fundraising

Crowdfunding

$1 million of our total $1.8 million project cost will be raised through equity crowdfunding. Using Growth Fountain, a Regulation CF authorized platform, we plan to raise this funding as a revenue share loan.



Revenue Share Loan

Investors in our crowdfunding campaign will be considered debtors and will receive 5% of Production's gross revenues, up to a 200% cash-on-cash return, paid on an annual basis.

Return

Based upon our projections, we estimate that we will pay back the capped rate of return to our regulation CF investors within 9 years.

	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
Annual Payments	$76	$155	$193	$227	$261	$296	$313	$331	$148	$-
Cumulative Payments	$76	$231	$424	$651	$912	$1,208	$1,521	$1,852	$2,000	$2,000
% Repaid	8%	23%	42%	65%	91%	121%	152%	183%	200%	200%